Exhibit 12

PNK Entertainment, Inc.

Computation of Ratio of Earnings to Fixed Charges

	For the year ended December 31,					For the nine months ended September 30,
	2014	2013	2012	2011	2010	2015	2014
	(in thousands)
Earnings:
Pre-tax income (loss) from continuing operations, before equity method investment earnings	$38,496	$(41,199)	$22,307	$31,775	$(52,368)	$69,096	$32,219
Add: Fixed charges	261,623	178,723	119,425	110,805	111,449	190,290	198,535
Less: Capitalized interest	(2,854)	(3,282)	(20,310)	(10,303)	(4,041)	—	(2,681)

Total earnings	$297,265	$134,242	$121,422	$132,277	$55,040	$259,386	$228,073

Fixed Charges:
Interest expense, net of capitalized interest and inclusive of amortization of debt issuance costs	$253,048	$170,218	$94,484	$95,705	$103,093	$186,105	$191,290
Capitalized interest	2,854	3,282	20,310	10,303	4,041	—	2,681
Estimated interest portion of rent expense	5,721	5,223	4,631	4,797	4,315	4,185	4,564

Total fixed charges	$261,623	$178,723	$119,425	$110,805	$111,449	$190,290	$198,535

Ratio of earnings to fixed charges (a)	1.1x	—	1.0x	1.2x	—	1.4x	1.1x

(a)	Due principally to large non-cash charges deducted to compute earnings, earnings were less than fixed charges by $44.5 million and $56.4 million for the years ended December 31, 2013, and 2010, respectively.